AMENDMENT NO. 1
                                     TO THE
                                ESCROW AGREEMENT

         THIS AMENDMENT NO. 1 TO THE ESCROW AGREEMENT (the "Amendment") by and between Green Plains Renewable Energy, Inc. ("GPRE"), an Iowa corporation, and The Security National Bank of Sioux City, Iowa ("Escrow Agent") is made and entered into as of this 29th day of September, 2005, by and between the parties hereto.

                                 R E C I T A L S

         A. The parties entered into an agreement captioned "Escrow Agreement" on or about the 17th day of January, 2005 the (the "Agreement").

         B. All capitalized terms not otherwise defined herein, shall have the meaning set forth in the Agreement.

         C. The parties desire to amend the Agreement as set forth below.

         IN CONSIDERATION of the premises and of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby covenant and agree as follows:

         1. Without altering or amending any other part of the Agreement,
Section 5 of the Agreement is hereby amended to read in its entirety as follows:

                  5. Investment of Escrow Account. The Deposited Funds shall be credited by Escrow Agent and recorded in the Escrow Account. The Escrow Agent shall be permitted, and is hereby authorized and shall deposit, transfer, hold and invest all funds received under this Agreement, including principal and interest, in short term U.S. Treasury Bills and, to the extent that the funds are not able to be invested in short U.S. Treasury Bills because of the denominations in which the U.S. Treasury Bills are available, in a bank account, including a bank savings account or bank money market account. Any interest income received by Escrow Agent from the U.S. Treasury Bills or a bank account shall be reinvested and shall become part of the Deposited Funds. Escrow Agent shall pay interest on termination of this Agreement as provided in paragraphs 7 and 10 hereof.

         2. The Agreement shall remain in full force and effect and shall remain unaltered, except to the extent specifically amended herein.

         3. This Amendment may be signed in several counterparts, through the use of multiple signature pages appended to each original, and all such counterparts shall constitute one and the same instrument. Any counterpart to which is attached the signatures of all parties shall constitute an original of this Amendment.

         IN WITNESS WHEREOF, the parties hereto have executed this Amendment to be effective as of the date first written above.

GREEN PLAINS RENEWABLE ENERGY, INC.        THE SECURITY NATIONAL BANK OF
                                           SIOUX CITY, IOWA



By:  /s/ Barry Ellsworth                   By: /s/ Joe Twidwell
Its:  President                            Its:  Senior Vice President